July 13, 2012
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:  Unisys Corporation
         Form 10-K for the fiscal year ended December 31, 2011
         Filed February 24, 2012
         File No. 001-08729

Dear Mr. Gilmore:

On behalf of Unisys Corporation (the "Company"), set forth below is the Company's response to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff's letter dated July 3, 2012. For your convenience, we have repeated the comment set forth in the Staff's letter and followed the comment with the Company's response.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 23

COMMENT
Your response to prior comment 1 indicates that you use estimated selling price ("ESP") to allocate revenue to systems integration and consulting, outsourcing and infrastructure services. Considering that you use ESP to allocate these services, please tell us how you determined that the services have standalone value. In this regard, please tell us whether these services are actually sold separately by either you or by a third-party. We refer you to ASC 605-25-25-5.

RESPONSE TO COMMENT
ASC 605-25-25-5(a) states that a delivered item has standalone value to the customer when either (1) any vendor sells that item separately or (2) the customer could resell that item on a standalone basis. For the items in question, namely systems integration and consulting, outsourcing and infrastructure services (which in many cases are highly customized or unique to fit a particular customer's circumstances), these services are sold separately by the Company. The Company believes that these same services are normally sold on a standalone basis by other vendors since in most cases the contracts are competitively awarded as part of a request for proposal process held by the customer.


                                      *   *   *


In addition, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.

Very truly yours,

UNISYS CORPORATION


/s/ Janet Brutschea Haugen


Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer